

Setting the Record Straight on JACK's Defamatory Statements and Attempt to Avoid Accountability

Feb. 09, 2026

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JACK Admits It Failed Shareholders. Chairman David Goebel is Responsible.

› In its latest letter, JACK explicitly acknowledges "operational and financial challenges that have impacted our performance" – a clear admission of failure

› It is clear to us that the "Jack on Track" plan was developed because the Board and management drove the company into crisis

› Closing 150-200 underperforming stores, suspending dividends, and slashing capital spending are not signs of successful stewardship – they are acknowledgments of deep-rooted problems created under chairman Goebel

› The Board cannot be trusted:

  › The Board praised the Del Taco acquisition as strategically sound, only to sell it at a massive loss that destroyed hundreds of millions in shareholder value.

  › Management consistently painted rosy pictures of progress while same-store sales declined and EBITDA hit lows

  › Company claimed that its strategy was working even as it cycled through 3 CEOs and 8 CFOs in 5 years – clear evidence of Board's failure to ensure management consistency and develop a succession plan

› Giving more time to the same Board leadership that destroyed hundreds of millions of dollars of shareholder value is not a strategy but sheer madness.

  › 15 out of 19 analysts have a SELL or HOLD ratings

  › Management's Adj. EBITDA guidance (midpoint: $232 million) implies a **14% year on year decline** in FY26

  › With short interest representing 26% of shares outstanding the market has no faith in this Board

Source: Company SEC filings, FactSet, Biglari Capital Investor Presentation, dated February 2, 2026, slides 24, 25, 27,31, 34. Short interest data based on information from NASDAQ website

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Guidance Implies that JACK will be **Less Profitable,** will likely have **Stagnant Same-Store Sales**, and earn **Lower Adj. EBITDA** in FY26 than during the COVID Pandemic. Chairman David Goebel has Failed. He must be held to Account.

Stagnant same-stores sales (SSS)
- No improvement in SSS is expected for FY26, despite two consecutive years of negative growth

Declining Restaurant Level Margin – Lowest since FY20
- FY26 guidance (midpoint) is **700bps lower** than what JACK achieved in FY20

- If achieved, it will be the lowest margin since FY20



"JACK on Track" Plan Creates a Clear Path to Achieve Our FY2026 Guidance

2,050-2,100 Restaurant Count	$125-$135mm SG&A
(1%)-1% Same Store Sales vs. FY2025	$45-$50mm D&A
17%-18% Company-Owned Restaurant Level Margin	$225-$240mm Adjusted EBITDA
$275-$290mm Franchise Level Margin	$45-$55mm CapEx

Lowest Adj. EBITDA since FY20

- FY26 guidance (midpoint) is **14% less** than what JACK earned in FY20 – and the lowest since the Pandemic

Source: Company SEC filings, Company Presentation dated February 6, 2026, slide 22

Consensus Estimates Imply No Confidence in the "Jack on Track" Plan as Reflected in Massive Downward Revision



Appointment of Lance Tucker as Permanent CEO
(as of March 31, 2025)

Jack on Track Strategic Plan announcement
(April 23, 2025)

January 30, 2026

Mean Target Price Estimate:
$44.79 per share

$35.88 per share

(55.8%) since CEO appointment

$19.79 per share

15 out of 19 independent analysts have a HOLD or SELL rating

Source: FactSet. Based on mean target price estimate in FactSet

David Goebel's Experience is Outdated. His Poor Judgement has led to Deteriorating Operating Metrics, Faulty Capital Allocation, and Negative Shareholder Returns

Company Claims Chairman Goebel:

› "is one of the ==most qualified franchise executives in the quick-service restaurant and casual dining sector==, with expertise that is highly important to Jack in the Box as a 93% franchised system. Mr. Goebel is the former ==Chief Executive Officer of Applebee's==, built and operated 80 ==Boston Market locations== and has founded and scaled multiple franchise concepts with experience as both a franchisor and franchisee that enables the Board to remain closely attuned to operator dynamics."

› "provides deep institutional knowledge from his tenure on the Board and provides stability and long-term context as the Company executes its "Jack on Track" plan."

Company Asserts that David Goebel should be re-elected in order to:

› "allow the newly refreshed Board and management team to ==benefit from Mr. Goebel's extensive expertise== relevant to the Company and execution of the "JACK on Track" plan…"

› "..one-year extension to Mr. Goebel's directorship will enable the Board and management to continue ==to benefit from his operating, franchisee==, and governance experience.."

David Goebel's experience is outdated:

- Applebee's experience
2001-2007: almost 20 years ago

- Boston Market franchise experience
1994-1998: 28 years ago

David Goebel's "experience" has translated into:

- Nearly $1.8 billion in shareholder value destroyed in the last five years.

Why is JACK spending $5 million to defend David Goebel, who has been an abject failure?

Source: Company SEC filings, Company Press Release dated February 5, 2026, Company Definitive Proxy Statement, FactSet, Biglari Capital

JACK Failed to Provide a Credible Reason for Rejecting Mr. Biglari's Candidacy. As the Largest Investor with a Proven Track Record of Turnaround Experience in the QSR Category, Mr. Biglari is Uniquely Qualified to Serve on JACK's Board

Company Claims

› Sardar Biglari "did not meet the Company's criteria for effective board service"

Reality

➢ The Company's criteria clearly serves to entrench David Goebel and other long-tenured directors

➢ How else can one explain JACK's decision to nominate Michael Murphy (tenure: 23 years), James Myers (tenure: 15 years), and Madeleine Kleiner (tenure: 14 years)

➢ These directors have **NO** prior restaurant or public board experience

➢ Their decisions have resulted in massive shareholder value destruction and hundreds of millions of loss from failed Del Taco acquisition

➢ They have failed to ensure stable leadership

✓ Sardar Biglari has a proven track record of success.
✓ Biglari's ownership aligns its interest with ALL shareholders
✓ Steak 'n Shake has the **HIGHEST** same-store sales growth rate among its peers (as of Q3FY25)
✓ Biglari Holdings market cap. has **INCREASED 250% in the last five years**
✕ In contrast, JACK's market cap. **DECLINED $1.9 billion or 80%** during the same period



Same store sales (last reported quarter for JACK and Steak n Shake)	(7.4%)	15%

Source: Company SEC filings, FactSet, Company Presentation dated February 6, 2026, slide 33, Biglari Capital. Change in market cap based on data from Feb 6, 2021 to Feb 6, 2026

JACK’s Fabricated Assertions about Mr. Biglari are Misguided and Defamatory

JACK’s is lying that Mr. Biglari used “abusive and threatening language”

› The Company falsely claims Mr. Biglari used "abusive or threatening language" during discussions about Board composition

› Mr. Biglari had cordial meetings with the management team for over three years. The tone was never an issue

› In calls with Mr. Goebel, it became evident that he was negotiating in bad faith and blocking meaningful change. At that point, Mr. Biglari noted that it was unfortunate that Mr. Goebel was rejecting JACK’s largest shareholder with significant turnaround experience. In order to protect his investment, Mr. Biglari conveyed to Mr. Goebel that he would likely pursue a proxy campaign to effect meaningful change including that in Board’s leadership

› Calling out demonstrably failed leadership and demanding accountability is not "abusive and threatening” – it is exactly what responsible shareholder stewardship requires. JACK’s assertions validate our concern that Mr. Goebel does not tolerate dissent and treats it as abusive and threatening

JACK is lying that Mr. Biglari “didn’t show up" to a meeting

› Mr. Biglari suggested to meet with Mr. Goebel for a one-on-one meeting as they had not previously met in-person

› Mr. Biglari made plans to fly to Mr. Goebel’s hometown for the proposed meeting

› The Company refused to comply with the proposed one-on-one format

› Mr. Biglari rightfully declined to have advisors chaperone what should have been a candid discussion between principals about the Company's future

› The Company is now falsely claiming Mr. Biglari "didn't show up" when JACK refused to schedule a one-on-one meeting and insisted that Mr. Goebel be accompanied by Company representative

Source: Company SEC filings, Company Presentation dated February 6, 2026, slide 32 and 33, Biglari Capital

JACK is Misrepresenting Facts about Settlement Discussions

Company Claims

› "Mr. Biglari insisted on his own appointment to our Board for any settlement"

Reality

➢ JACK demanded onerous settlement discussions that would further entrench David Goebel and the long-tenured directors in return for one board seat

➢ Mr. Biglari's joining the Board was **NEVER** a pre-condition to a settlement agreement

➢ Biglari's independent director candidate was a highly qualified executive with extensive public board and restaurant turnaround experience

➢ After meeting with David Goebel, Biglari's third candidate declined to serve on the Board citing board dysfunction under Chairman Goebel

➢ The proposed settlement agreement would have severely limited Biglari's ability to respond to further deterioration in JACK's financial performance or to hold the Board accountable for continued failures

We Believe David Goebel's Influence on the Board Creates Risk and is an Impediment to Change

› Mr. Goebel's tenure has been an abject failure for shareholders. His 17-year losing streak leaves rational investors with no choice but to say "Enough."

› With two large debt maturities, the Company needs an immediate shift to new leadership to assure creditors that changes are being made.

› Mr. Goebel has both underestimated financial risk and proved inept at stemming traffic losses. He was the only board member with restaurant experience — and led the board in overseeing CEO changes and bringing in new board members who lacked relevant experience.

› As same-store sales and profitability fell, and Del Taco acquisition faltered, JACK's board clearly needed more industry and turnaround experience. Mr. Goebel however, failed to facilitate refreshment that would add necessary expertise, only to maintain his influence.

› Mr. Goebel's experience today is a fundamental hindrance to the Company's future. Keeping him will almost surely result in a continuation of bad outcomes.

› We believe very capable people are likely staying away, repelled by the Company's failed leadership.

› Mr. Goebel has been there for 17 years. If he was unable to demonstrate his abilities in that timeframe and has been responsible for destroying shareholder value, why should shareholders believe there's any chance he can turn it around this year?

› Giving him one more year would meet the colloquial definition of insanity — "doing the same thing over and over again, but expecting different results."

David Goebel's Track Record is Indefensible. It is Clear to us that Shareholders cannot Afford One More Year of his Failed Leadership.

Governance Failures

× Created a Board dynamic where he was the only person with restaurant experience during most of his tenure

× Oversaw refreshment that failed to add required restaurant expertise to the Board (prior to Biglari's campaign).

× Supported control of all key Board committees by long-tenured directors only

× Resorted to false and slanderous statements about JACK's largest shareholder

Management Failures

× Failed to provide management stability: 3 CEOs and 8 CFOs in just 5 years

× Failed to address persistently declining same-store sales and adjusted EBITDA falling to multi-year lows

× Didn't see a problem with the Company's FY2026 guidance being among the weakest since pandemic

Shareholder Value Destruction

× Approved failed Del Taco acquisition and subsequent sale at a loss of hundreds of millions of dollars

× Responsible for $1.8 billion in shareholder value destruction over the last 5 years

× Responsible for overseeing strategy that increased financial risk

Vote AGAINST the election of David Goebel

Source: Company SEC filings, Biglari Capital